CAPITAL CITY ENERGY GROUP, INC.

1335 Dublin Road, Suite 122-B

Columbus, OH 43215

TO:

Karl Hiller

Branch Chief, Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

FROM:

Timothy S. Shear, President

Capital City Energy Group, Inc.

DATE:

August 5, 2016

RE:

Capital City Energy Group, Inc.

Form 10-K for the Fiscal Year ended December 31, 2014

Filed July 8, 2015

Response dated May 16, 2016

File No. 333-140806

We submit the following in response to your comments by letter of June 23, 2016.  In each case, to facilitate review we have quoted your original comment, and provided our response below.

Form 10-K for the Fiscal Year ended December 31, 2014

Properties, page 10

Oil and Gas Disclosures, page 10

General, page 10

1.

We have read your response to prior comment 2 and the proposed disclosure in the Draft Form 10-K/A indicating the number of gross developed acres is equal to the number of net developed acres. Your proposed disclosure does not appear to fully comply with the requirements under Item 1208(a) of Regulation S-K.

Please further revise your disclosure to separately provide the acreage figures of your (i) total gross developed acreage and (ii) total net developed acreage or clarify why a revision in your disclosure is not necessary. The terms “gross well or acre” and “net well or acre” are defined under Item 1208(c) of Regulation S-K.

COMPANY RESPONSE:  The Company has revised its disclosure relating to gross and net wells and acres so as to comply with Item 1208(c) of Regulation S-K, pursuant to the Commission’s request.

Producing Activities 10

Production Volumes, page 10

Production Prices and Costs, page 10

2.

We note a difference between the production figures presented as total barrels of oil equivalents (Boe) that you report as of December 31, 2014 and 2013 on page 10 and the corresponding information that appears on page 41 of the Draft Form 10-K/A. Furthermore, we note the total 2014 production figures for crude oil and natural gas appear to be inconsistent with a mathematical summation of the individual production figures provided by state elsewhere on page 10.

Please explain the reason for the differences and revise your disclosures to resolve the inconsistencies in your production figures.

COMPANY RESPONSE:  The Company has corrected its clerical error on page 10 so as to resolve the oil and gas production discrepancy between the data presented on page 10 and the data presented on page 41.

3.

We note your proposed disclosure in the Draft of Form 10-K/A of the average sales price of crude oil and natural gas is by individual state, rather than by country, which is permissible. However, Subpart 229.1200 requires disclosure by geographical area, as appropriate for meaningful disclosure in the circumstances.

As all of your production is related to properties located in the U.S., please expand your disclosure to also report the sales price by individual product type on an average basis related to the total volume of oil and gas produced in the U.S. Refer to the disclosure requirements under Item 1204(b)(1) of Regulation S-K.

COMPANY RESPONSE:    The Company has included an additional disclosure listing the average sale price of oil and gas over the entire U.S. sales area for the years ended December 31, 2014, 2013, and 2012, pursuant to the Commission’s request.

4.

We have read your response to prior comment 2 and note your proposed disclosure in the Draft Form 10-K/A of the average production cost is by final product sold rather than per unit of production as required, e.g. the average cost per barrel of oil equivalent. We also note your proposed disclosure is by individual state, rather than by country, which is permissible. However, as previously noted, Subpart 229.1200 requires disclosure by geographical area, as appropriate for meaningful disclosure in the circumstances. As all of your production is related to properties located in the U.S., please expand your disclosure to also report the production cost, not including ad valorem and severance taxes, as the average cost per barrel of oil equivalent produced in the U.S. Refer to the disclosure requirements under Item 1204(b)(2) of Regulation S-K.

COMPANY RESPONSE:    The Company has included an additional disclosure listing the average production cost of oil and gas over the entire U.S. sales area for the years ended December 31, 2014, 2013, and 2012, pursuant to the Commission’s request.

5.

We have read your response to prior comment 2 and the proposed disclosure in the Draft Form 10-K/A providing the total number of oil and gas wells with positive gross production and the total number of oil and gas wells with positive net earnings. Your proposed disclosure does not fully comply with the requirements under Item 1208(a) of Regulation S-K. Please further revise your disclosure to provide the numbers of (i) productive gross oil wells, (ii) productive gross gas wells, (iii) productive net oil wells and (iv) productive net gas wells. The terms “gross well”, “net well” and “productive wells” are defined under Item 1208(c) of Regulation S-K.

COMPANY RESPONSE:    The Company has expanded its disclosure so as to detail the number of productive gross oil wells, productive net oil wells, productive gross gas wells, and productive net gas wells, pursuant to Item 1208(c) of Regulation S-K, pursuant to the Commission’s request.

Proved Oil and Gas Reserves, page 11

6.

We have read your response to prior comment 2 and the proposed disclosure in the Draft Form 10-K/A relating to the qualifications of the technical person at Shumway Resources, LLC primarily responsible for overseeing the preparation of the reserves estimates as of December 31, 2014 presented in Exhibit 23.1. Please expand your disclosure to also provide the qualifications of the technical person at Capital City Energy Group, Inc. who is primarily responsible for overseeing the preparation of the reserves estimates as disclosed in Form 10-K for the fiscal year ending December 31, 2014. Refer to the disclosure requirements under Item 1202(a)(7) of Regulation S-K.

COMPANY RESPONSE:    The Company has expanded its disclosure so as to include the qualifications of the technical person primarily responsible for the overseeing of reserve estimates, pursuant to the Commissions’ request.

7.

We have read your response to prior comment 2 and the proposed disclosure in the Draft Form 10-K/A relating to the presentation of your estimated proved reserves as an aggregation of the net quantities of crude oil and natural gas expressed in terms of barrels of oil equivalent (“BOE”). In this regard, you provide a mathematical factor of 0.1725 in order to calculate the equivalent units of natural gas. Please note Instruction 3 to Item 1202(a)(2) of Regulation S-K states “if the registrant discloses amounts of product in barrels of oil equivalent, disclose the basis for such equivalency.” Therefore, you should further revise your disclosure to describe the basis (e.g. the number of cubic feet of natural gas per barrel of oil equivalent). This would appear to be approximately 5,800 cubic feet of natural gas per barrel of crude oil based on your conversion factor of 0.1725.

COMPANY RESPONSE:    The Company has revised its disclosure so as to describe the basis for the equivalency, pursuant to the Commission’s request.

8.

It appears that the disclosure of the equivalent amounts of your proved reserves is incorrectly labeled “total gas equivalents (Mcfe),” rather than as barrels of oil equivalent (Boe) for the periods ending December 31, 2014 and 2013. Please revise your disclosure or explain why a revision is not necessary.

COMPANY RESPONSE:    The Company has corrected the label attached to the total gas equivalents figure, pursuant to the Commission’s request.

9.

Please expand the disclosure on pages 12 and 41 in the Draft Form 10-K/A to explain the reason that you have revised the net quantities of your estimated proved developed reserves for the period ending December 31, 2013 from such estimates previously disclosed in Form 10-K for the fiscal year ending December 31, 2013.

COMPANY RESPONSE:    The Company has included an explanation as to the reasons for revising the net quantities of our estimated proved developed reserves for the period ended December 31, 2013 from our previous estimates, pursuant to the Commission’s request.

Financial Statements

Supplemental Information to Financial Statements (Unaudited), page 39

Oil and Gas Producing Activities, page 39

Net Proved Reserve Summary, page 41

10.

We have read your response to prior comment 2 and the proposed disclosure in the Draft Form 10-K/A relating to the presentation of the changes in the net quantities of your proved reserves for the periods ending December 31, 2014 and 2013.

We also note your proposed disclosure is provided as equivalent amounts expressed as barrels of oil equivalent (Boe), rather than by individual product type of crude oil and natural gas, which is permissible. However, FASB ASC 932-235-50-5 requires the disclosure of the “changes in the net quantities of an entity’s proved reserves” by individual product type with the “changes resulting from all of the following shown separately with an appropriate explanation of significant changes: a) revisions of previous estimates, b) improved recovery, c) purchases of minerals in place, d) extensions and discoveries, e) production and f) sales of minerals in place.”

Please incorporate the required disclosure into the presentations provided as supplemental information relating to your oil and gas producing activities in the Notes to Consolidated Financial Statements. For additional guidance relating to the format of this disclosure, refer to the example provided in FASB ASC paragraph 932-235-55-2.

COMPANY RESPONSE:    The Company has expanded its disclosure so as to provide changes in net proved developed and undeveloped oil and gas reserves separately in tabular format, pursuant to the Commission’s request.

Standardized Measure of Discounted Future net Cash Flows Relating to Proved Oil and Gas Reserves, page 44

11.

Please modify the disclosure on page 44 relating to the crude oil price of $94.99/BO and $4.35/MMBtu to clarify whether these prices are related to the estimates as of December 31, 2014.

COMPANY RESPONSE:   The Company has expanded its disclosure so as to clarify that the oil and gas price figures relate to the estimates as of December 31, 2014, pursuant to the Commission’s request.

Changes in Standardized Measure of Discounted Future Net Cash Flows, page 45

12.

We note your disclosure of the changes in the standardized measure of discounted future net cash flows presented in the Draft Form 10-K/A does not appear to include a line item entry or otherwise account for the negative change relating to revisions of previous estimates in the net quantities of your reserves for the year ended December 31, 2014, as disclosed elsewhere on page 41.  We also note that you disclose a negative line item entry related to the change in the standardized measure of discounted future net cash flows attributable to purchases of reserves in place. Please revise your disclosure to resolve these apparent inconsistencies.

COMPANY RESPONSE:    The Company has revised the table detailing the changes in standardized measure of discounted future net cash flows so as to more clearly list the pertinent items entailed in this calculation, pursuant to the Commission’s request.

Exhibit 23.1

13.

We note the disclosure on page 11 of the Draft Form 10-K/A indicating the reserves report prepared by Schumway Resources, LLC as of December 31, 2014 “includes certain reserves held by an unrelated third-party entity for whom the Company manages an investment/production program.”

Please note that disclosure of reserves, production and related cash flows presented in Form 10-K should only include the net quantities owned by the registrant pursuant to the requirements set forth in Rule 4-10(a)(26) of Regulation S-X and FASB ASC 932-235-50-4. Please obtain a revised reserve report that excludes properties in which you do not hold an ownership interest. Furthermore, please revise the disclosure of net reserves and cash flows related to the standardized measure and changes therein, which appear throughout your filing on Form 10-K, to reflect the revised estimates.

COMPANY RESPONSE:    The Company has obtained a revised reserve report, exclusive of the properties not owned by the Company (included as Exhibit 23.1).  The Company has revised the language in its disclosure on page 11 so as to correct the reference to the reserve report.

14.

We note your response to comment 4 and the revisions made in the disclosure of the standardized measure of future net cash flows for the periods ending December 31, 2014 and 2013 to account for your asset retirement obligations. We also note disclosure on page 6 of the reserves report as of December 31, 2014 prepared by Shumway Resources, LLC which states “future expenses for plugging and abandonment were not considered” and on page 10, clarifying that “future expenses for well abandonment were not considered because in general the salvage value of the wells may substantially offset plugging costs incurred.” Please resolve these apparent inconsistencies in the cash outflows associated with the settlement of your asset retirement obligations.

COMPANY RESPONSE:    The Company added the anticipated cash outflows pertaining to asset retirement obligations to its calculation of the standardized measure of discounted future net cash flows for the periods ended December 31, 2014 and 2013.  These anticipated cash outflows were not obtained from the Shumway Resources reserve report, but rather from Mr. Shumway’s separate analysis of potential asset retirement obligation costs.  Despite the fact that the asset retirement costs were not included in Mr. Shumway’s reserve report projections, the Company considers it appropriate to include the asset retirement costs in its calculation of standardized measure of discounted future net cash flows.

15.

We note the reserves report included as Exhibit 23.1 in the Draft Form 10-K/A is several hundred pages in length and includes detailed summary production and economic data for each property in Tables 1 and 2 and individual property forecasts of production, income and discounted present value, with historical and forecast production curves.

Paragraph 3(e) of section IV.B in the Adopting Release contained in the Modernization of Oil and Gas Reporting, Final Rule states “we are adopting a new rule to require that if the company represents that a third party prepared the reserves estimate or conducted a reserves audit of the reserves estimates, the company must file a report of the third party as an exhibit to the relevant registration statement or report. These reports need not be the full ‘‘reserves report,’’ which is often very detailed and voluminous. Rather, these reports could be shorter form reports that summarize the scope of work performed by, and conclusions of, the third party.”

Please note the reserve report must include the required itemized disclosures under Item 1202(a)(8) of Regulation S-K; however, the additional detailed supplemental information provided in Tables 1 and 2 are permissible but not required.

COMPANY RESPONSE:    The Company has included a revised reserve report with the necessary disclosures, and omitting the unnecessary tables and production data.  The revised reserve report is attached as Exhibit 23.1.

16.

As you represent that a third party prepared the reserves disclosed in the Draft Form 10-K/A, a reserves report is required as an exhibit to your filing. Therefore, the third party engineer would need to revise the language on page 3, presently stating the report was “prepared for the exclusive in-house use by Capital City Energy Group, Inc. (CCEG),” to reflect the additional purpose of the report.

COMPANY RESPONSE:    The reserve report has been revised so as to eliminate the statement indicating the report is prepared for the exclusive in-house use of the Company, pursuant to the Commission’s request.

17.

The reserve report filed as Exhibit 23.1 to the Draft Form 10-K/A does not include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserves report to including the following information in order to satisfy your filing obligation.

●

The purpose for which the report was prepared (e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC) (Item 1202(a)(8)(i)).

●

A statement that the assumptions, data, methods and procedures used in the preparation of the report are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

●

The volume weighted average realized prices after adjustments for differentials in addition to the initial benchmark prices by product type for the reserves included in the report as part of the primary economic assumptions (Item 1202(a)(8)(v)).

COMPANY RESPONSE:    The reserve report has been modified so as to include the necessary disclosures, pursuant to the Commission’s request.

The Company acknowledges that it is solely responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”).  Additionally, the Company realizes that the Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Capital City Energy Group, Inc.

/s/ Timothy S. Shear

Timothy S. Shear

President